

Entity Profile Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

Current Status Information

Branch ID	Status	Effective Date
	EXEMPT FOREIGN FIRM APPROVED	07/25/2017
	NFA MEMBER APPROVED	04/26/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012

Status History Information

Status	Effective Date
EXEMPT FOREIGN FIRM APPROVED	07/25/2017
EXEMPT FOREIGN FIRM PENDING	06/16/2017
NFA MEMBER APPROVED	04/26/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/19/2012
SWAP DEALER PENDING	12/19/2012

Outstanding Requirements

Annual Due Date: 5/1/2024

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 8/1/2023

ANNUAL MEMBERSHIP DUES REQUIRED FOR 11/1/2023

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2024

Disciplined Employee Summary

Exempt Foreign Firm Information

NFA ID	Agent Name	Start Date	End Date
9999998	NATIONAL FUTURES ASSOCIATION	6/16/2017	

NFA ID	Doing Business With	Start Date	End Date
0210600	DEUTSCHE BANK SECURITIES INC	6/16/2017	
0336875	WELLS FARGO SECURITIES LLC	6/16/2017	
0002477	NATWEST MARKETS SECURITIES INC	6/16/2017	
0000756	BAKKT CLEARING LLC	6/16/2017	6/19/2022
0238688	CIBC WORLD MARKETS INC	6/16/2017	
0182017	DAIWA CAPITAL MARKETS AMERICA INC	6/16/2017	
0002170	HSBC SECURITIES USA INC	6/16/2017	
0088100	MIZUHO SECURITIES USA LLC	6/16/2017	
0000815	JP MORGAN SECURITIES LLC	6/16/2017	
0000187	RJ OBRIEN ASSOCIATES LLC	6/16/2017	
0424673	SCOTIA CAPITAL USA INC	6/16/2017	
0258600	INTERACTIVE BROKERS LLC	6/16/2017	
0001062	MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED	6/16/2017	5/14/2019
0003045	MORGAN STANLEY & CO LLC	6/16/2017	
0344862	SG AMERICAS SECURITIES LLC	6/16/2017	
0223988	UBS SECURITIES LLC	6/16/2017	
0001467	ABN AMRO CLEARING USA LLC	6/16/2017	
0387357	DEUTSCHE BANK AG	6/16/2017	11/4/2018
0002014	GOLDMAN SACHS & CO LLC	6/16/2017	
0476094	STONEX FINANCIAL INC	6/16/2017	
0001772	CANTOR FITZGERALD & CO	6/16/2017	
0002613	MAREX CAPITAL MARKETS INC	6/16/2017	
0089946	NOMURA SECURITIES INTERNATIONAL INC	6/16/2017	
0272448	NATWEST MARKETS PLC	6/16/2017	
0228758	BARCLAYS CAPITAL INC	6/16/2017	
0420741	BNP PARIBAS PRIME BROKERAGE INC	6/16/2017	3/7/2018
0002026	CITIGROUP GLOBAL MARKETS INC	6/16/2017	

0002397	CREDIT SUISSE SECURITIES USA LLC	6/16/2017
0443823	CREDIT SUISSE INTERNATIONAL	6/16/2017
0424278	MAREX NORTH AMERICA LLC	6/16/2017
0000105	RBC CAPITAL MARKETS LLC	6/16/2017

Exemption Category	**Exemption Type**
INTRODUCING BROKER	30.5



Business Information

Name	TORONTO DOMINION BANK THE
Form of Organization	CORPORATION
Country	CANADA
Federal EIN	Not provided
Business Address	
Street Address 1	66 WELLINGTON ST., W.
Street Address 2	TD BANK TOWER
Street Address 3	12TH FLOOR - LEGAL
Province	ONTARIO
Zip/Postal Code	M5K 1A2
Country	CANADA
Phone Number	212-827-6736
Fax Number	212-827-6736
Email	TDNYC.COMPLIANCEREGISTRATION@TDSECURITIES.COM
Website/URL	WWW.TD.COM
CRD/IARD ID	Not provided
	CORPORATION
	F



Exempt Foreign Firm Contact Information

NFA ID 0445815 TORONTO DOMINION BANK THE

Exempt Foreign Firm Contact Address

First Name	DEDE
Last Name	JAWDE
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-6924
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM



Location of Business Records

NFA ID 0445815 TORONTO DOMINION BANK THE

Street Address 1	66 WELLINGTON ST., W
Street Address 2	ROYAL TRUST TOWER
Street Address 3	16TH FLOOR - OPERATIONS
Province	ONTARIO
Zip/Postal Code	M5K 1A2
Country	CANADA



U.S. Address for the Production of Business Records

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

Office Of	TD SECURITIES (USA) LLC
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10017



Principal Information

Individual Information

NFA ID	0500271
Name	AHMED, RIAZ
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	11-21-2016

NFA ID	0454769
Name	BAMBAWALE, AJAI KUMAR
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-09-2018

NFA ID	0455242
Name	BENNETT, WILLIAM EDWARD
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-11-2013

NFA ID	0544109
Name	BRANT, CHERIE LYNN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-16-2021

NFA ID	0454760
Name	BRINKLEY, AMY WOODS
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-11-2013

NFA ID	0490239
Name	CHARNEY, DANIEL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2023

NFA ID	0503960
Name	FERGUSON, BRIAN CHARLES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-20-2017

NFA ID	0482320
Name	GIBSON, GLENN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-31-2016

NFA ID	0454762
Name	GOGGINS, COLLEEN A
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-11-2013

NFA ID	0503959
Name	HADDAD, MARY JO
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-20-2017

NFA ID	0500270
Name	HOOPER, BARBARA ANN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	12-07-2016
NFA ID	0454770
Name	JOBANPUTRA, JAYANT
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-17-2013
NFA ID	0483096
Name	KEPLER, DAVID EDWIN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-18-2015
NFA ID	0485912
Name	LANG, MALCOLM
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2019
NFA ID	0454476
Name	LEVITT, BRIAN MICHAEL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-11-2013
NFA ID	0483411
Name	MACGIBBON, ALAN N
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-31-2015
NFA ID	0454764
Name	MAIDMENT, KAREN ELLEN
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	06-11-2013

NFA ID	0502947
Name	MARCUSE, KENNETH
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	04-21-2017

NFA ID	0501184
Name	MASRANI, BHARAT BHAGWANJI
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-07-2017

NFA ID	0454473
Name	MILLER, IRENE RUTH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-11-2013

NFA ID	0503961
Name	MONGEAU, CLAUDE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	04-20-2017

NFA ID	0271768
Name	MOORE, JOHN JAMES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	07-18-2019

NFA ID	0540683
Name	NATALE, JOSEPH MICHAEL
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	06-30-2021
NFA ID	0532767
Name	ROWE, SARAH JANE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-26-2020
NFA ID	0284043
Name	SOLOMON, JEFFREY MARC
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	05-10-2023
NFA ID	0552293
Name	TOWER, NANCY GAIL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-08-2022
NFA ID	0543496
Name	TRAN, VI LUAN
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-20-2021
NFA ID	0552452
Name	VIRMANI, AJAY KUMAR
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-05-2022
NFA ID	0509417
Name	VOGEL, CHRISTOPHER JOHN

TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-02-2021

Holding Company Information

Not provided



Non-U.S. Regulator Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
9999998	NATIONAL FUTURES ASSOCIATION	6/16/2017

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFA ID	Name	Start Date
0001467	ABN AMRO CLEARING USA LLC	06/16/2017
0228758	BARCLAYS CAPITAL INC	06/16/2017
0001772	CANTOR FITZGERALD & CO	06/16/2017
0238688	CIBC WORLD MARKETS INC	06/16/2017
0002026	CITIGROUP GLOBAL MARKETS INC	06/16/2017
0443823	CREDIT SUISSE INTERNATIONAL	06/16/2017
0002397	CREDIT SUISSE SECURITIES USA LLC	06/16/2017
0182017	DAIWA CAPITAL MARKETS AMERICA INC	06/16/2017
0210600	DEUTSCHE BANK SECURITIES INC	06/16/2017
0002014	GOLDMAN SACHS & CO LLC	06/16/2017
0002170	HSBC SECURITIES USA INC	06/16/2017
0258600	INTERACTIVE BROKERS LLC	06/16/2017
0000815	JP MORGAN SECURITIES LLC	06/16/2017
0002613	MAREX CAPITAL MARKETS INC	06/16/2017
0424278	MAREX NORTH AMERICA LLC	06/16/2017
0088100	MIZUHO SECURITIES USA LLC	06/16/2017
0003045	MORGAN STANLEY & CO LLC	06/16/2017
0272448	NATWEST MARKETS PLC	06/16/2017
0002477	NATWEST MARKETS SECURITIES INC	06/16/2017
0089946	NOMURA SECURITIES INTERNATIONAL INC	06/16/2017
0000105	RBC CAPITAL MARKETS LLC	06/16/2017
0000187	RJ OBRIEN ASSOCIATES LLC	06/16/2017
0424673	SCOTIA CAPITAL USA INC	06/16/2017
0344862	SG AMERICAS SECURITIES LLC	06/16/2017
0476094	STONEX FINANCIAL INC	06/16/2017
0223988	UBS SECURITIES LLC	06/16/2017

| 0336875 | WELLS FARGO SECURITIES LLC | 06/16/2017 |

Doing Business With - History

NFA ID	Name	Start Date	End Date
0000756	BAKKT CLEARING LLC	06/16/2017	06/19/2022
0420741	BNP PARIBAS PRIME BROKERAGE INC	06/16/2017	03/07/2018
0387357	DEUTSCHE BANK AG	06/16/2017	11/04/2018
0001062	MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED	06/16/2017	05/14/2019



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Firm Regulatory Disclosure Matter Page

NFA ID 0445815 - TORONTO DOMINION BANK THE

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary   ✎ Amend

Disclosure Questions

Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the regulatory action under: ☰ Show Questions

☐ D   ☐ E   ☐ F   ☐ G   ☐ H   ☐ I

Regulatory Case Information

REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by: Name of Regulatory Body:

CASE INFORMATION

❓ Case Number: ❓ Case Status:

❓ Were any of the following sanctions imposed?:

Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE TORONTO-DOMINION BANK ("TD") AND THE TORONTO-DOMINION BANK TRUST COMPANY ("TD TRUST"), ENTERED INTO A FINAL CONSENT JUDGMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ON SEPTEMBER 25, 1989, INVOLVING A PERMANENT INJUNCTION AGAINST TD BANK, WITHOUT ADMISSION OF GUILT OR DENIAL OF THE ALLEGATIONS, AGAINST VIOLATIONS OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U OF THE FEDERAL RESERVE BOARD AND, AGAINST THE TORONTO-DOMINION BANK TRUST COMPANY AGAINST AIDING AND ABETTING VIOLATIONS OF SECTION 7(F) OF THE EXCHANGE ACT AND REGULATION X OF THE FEDERAL RESERVE BOARD. THE SITUATION INVOLVED AN ARMS-LENGTH CLIENT THAT OPENED APPROXIMATELY 76 ACCOUNTS WITH EACH OF APPROXIMATELY 97 BROKERAGE FIRMS IN THE US AND PROCEEDED TO SUBSEQUENTLY DENY THAT CERTAIN SECURITIES PURCHASE ORDERS HAD IN FACT BEEN PLACED. THIS RESULTED IN A NUMBER OF ORDERS BEING DECLINED AND ON OCCASION THE CREATION OF OVERDRAFTS TO EFFECT PAYMENT FOR SECURITIES OF THOSE SITUATIONS WHERE THE DEPOSITORY TRUST COMPANY HAD CONFIRMED THE EXISTENCE OF LEGITIMATE SETTLEMENT INSTRUCTIONS. BOTH TD BANK AND TD TRUST CONSENTED TO THE INJUNCTIONS AND CERTAIN EQUITABLE RELIEF.

ON AUGUST 1996, THE SEC, ON TD BANK'S APPLICATION, AGREED TO VARY THE INJUNCTION ON THE BASIS THAT IT IS NO LONGER IN THE PUBLIC INTEREST TO CONTINUE THAT PART OF THE INJUNCTION THAT TD BANK CONDUCT ITS SECURITIES CLEARANCE BUSINESS WITHIN THE USA EXCLUSIVELY THROUGH TD TRUST OR

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary



Disciplinary Information - Financial Disclosures

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

NFA ID 0445815 TORONTO DOMINION BANK THE

First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM



Enforcement/Compliance Communication Contact Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

First Name	DEDE
Last Name	JAWDE
Title	COMPLIANCE
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM



Membership Information

NFA ID 0445815 TORONTO DOMINION BANK THE

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

Viewed on May 16, 2023

NFA ID 0445815 TORONTO DOMINION BANK THE

Membership Contact

First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Accounting Contact

First Name	ROBERT
Last Name	MOSEROWITZ
Title	FINANCE
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2726
Fax	212-956-7095
Email	ROBERT.MOSEROWITZ@TDSECURITIES.COM

Arbitration Contact

First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Compliance Contact

First Name	DEDE
Last Name	JAWDE
Title	DIRECTOR
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-827-2724
Fax	212-827-7231
Email	DEDE.JAWDE@TDSECURITIES.COM

Chief Compliance Officer Contact

First Name	KENNETH
Last Name	MARCUSE
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	ONE VANDERBILT AVENUE
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10017
Country	UNITED STATES
Phone	212-897-2655
Email	KENNETH.MARCUSE@TD.COM